Klondex Intercepts ~36 opt Au over 2.8 Feet at Fire Creek;
Continues to Define Mineralization to the West and South of Midas

Vancouver, BC - December 10, 2015- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to provide an update on surface and underground drilling at the Fire Creek Project and Midas Mine, both located in Northern Nevada. The following drill results are in addition to those included in the mineral resources released on September 16, 2015 and mineral reserves released on December 3, 2015.

Fire Creek Project Drilling Highlights (FIGURE 1):

•	FCU-0484: 35.99 opt Au over 2.8 ft, or 1,233.9 g/t over 0.9 m (Joyce Vein)

◦	Including 93.90 opt Au over 1.0 ft, or 3,220.1 g/t over 0.30 m

•	FCU-0470: 3.05 opt Au over 5.3 ft, or 104.7 g/t over 1.6 m (Karen Vein)

•	FCU-0442: 2.80 opt Au over 3.0 ft, or 95.9 g/t over 0.9 m (Karen Vein)

•	FCU-0433: 4.51 opt Au over 2.0 ft, or 154.5 g/t over 0.6 m (Vein 46)

•	FCU-0507A: 1.29 opt Au over 7.0 ft, or 44.3 g/t over 2.1 m (Karen Vein)

Midas Mine - West Zone Drilling Highlights (FIGURE 2):

•	DMC-0280: 5.40 opt AuEq over 1.2 ft, or 186.3 g/t over 0.4 m (Rico Vein)

•	DMC-0290: 1.73 opt AuEq over 4.5 ft, or 59.4 g/t over 1.4 m (Midas Trend)

•	DMC-0284: 0.50 opt AuEq over 2.0 ft, or 16.4 g/t over 0.6 m (Midas Trend)

Midas Mine - South Zone Drilling Highlights (FIGURE 3):

•	DMC-0292: 0.11 opt AuEq over 40.5 ft, or 3.7 g/t over 12.3 m (Trinity)

◦	Including 0.39 opt AuEq over 4.0 ft, or 13.3 g/t over 1.2 m

•	DMC-0292: 0.05 opt AuEq over 60.5 ft, or 1.6 g/t over 18.4 m (Trinity)

•	DMC-0293: 0.22 opt AuEq over 23.5 ft, or 7.6 g/t over 7.2 m (Trinity)

◦	Including 0.61opt AuEq over 5.0 ft or 21.0 g/t over 1.5 m

◦	Including 0.54 opt AuEq over 2.0 ft or 18.4 g/t over 0.6 m

Brian Morris, Vice President Exploration stated, “I am very pleased with the excellent results from our exploration and infill drilling programs at both projects. These results are significant as they indicate additional mineralization at our properties. This data was not included in our mineral resource and reserve updates released earlier in the year. The underground drilling results at Fire Creek continue to extend known veins, while also discovering new mineralized structures to the West and North of the main veins.”

Mr. Morris continued, “At Midas, these results are extremely positive for us. We expect that the West and South zones will be the future of mining at Midas, and these current drill intercepts add to the positive results we announced on October 8th.”

In the Trinity zone to the South at Midas, the drill results continue to support the existence of a large gold system where the mineralization is widely disbursed with a core of high grade pods. This discovery is significant because the mineralization could potentially be the southern extension of the Colorado Grande structure, only in the form of a disseminated, highly oxidized breccia system rather than a narrow vein epithermal system.

Fire Creek Project
A total of 38,956 ft (11,874 m) of underground drilling was completed from 75 core drill holes at Fire Creek in the second half of 2015. The intent of this drilling program was to infill and extend previously defined mineralization both vertically and laterally, and to explore for new high grade veins to the West. Drilling is ongoing, and the mineralization remains open in all directions. For drilling results see TABLE 1.

Midas Mine
A total of 10,910 ft (3,325 m) of surface drilling (FIGURE 4) was completed from 11 core drill holes in the West and South Zones at Midas in the second half of 2015. Drilling in the West and South Zones was intended to test historic vein drill intercepts, and to expand the current mineral resources in these areas. For West, South and Main Zone drilling results, see TABLE 2, TABLE 3 and TABLE 4, respectively.

Assays were performed by American Assay Laboratories of Sparks, Nevada and ALS Chemex of Reno, Nevada, both of which are ISO 17025 accredited independent laboratories, as directed under the supervision of Klondex staff.

A description of the data verification methods, quality assurance program and quality control measures applied is found in the technical reports titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", amended on April 2, 2015 and with an effective date of August 31, 2014, and “Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada”, with an effective date of December 31, 2014 which, are available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek Project and the Midas Mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of

Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, statements regarding the estimation of mineral resources and mineral reserves and the potential delineation of additional mineral resources and/or mineral reserves through further exploration at the Midas and Fire Creek projects, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek project, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.